Exhibit 21.1
NEUROCRINE BIOSCIENCES INC. SUBSIDIARIES

Name of Subsidiary	Jurisdiction
Neurocrine Continental, Inc.	Delaware, USA
Neurocrine Europe, Ltd.	Ireland
Neurocrine Therapeutics, Ltd.	Ireland